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iMagicTV

       news release

Investor Relations Contact:       Media Contact:
Tracy Torena                      Rob Begg
iMagicTV                          iMagicTV
800-660-0333                      800-660-0333
ttorena@imagictv.com              rbegg@imagictv.com
--------------------              ------------------

             iMagicTV Reports Fourth Quarter and Year End Results
                          All amounts in U.S. Dollars

       SAINT JOHN, NEW BRUNSWICK, CANADA - April 9, 2002 - iMagicTV (Nasdaq:
IMTV and TSE: IMT), a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services, today announced its financial results for the fourth fiscal quarter and year ended February 28, 2002.

       Revenues for the fourth quarter were $1.4 million compared with $3.3 million in the fourth quarter of last year. Approximately $1.0 million of this quarter's revenue was attributable to a non-recurring advance payment for subscriber royalties from a customer. Revenues for the year were $4.2 million compared with $7.8 million for last year, excluding equipment revenue of $1.2 million for last year. As of February 28, 2002, iMagicTV had $46.0 million in cash and short-term investments, compared to $48.4 million on November 30, 2001.

       The net loss for the fourth quarter was $2.2 million, or $0.09 per basic share, compared to a net loss of $3.3 million, or $0.13 per basic share, in the fourth quarter of last year. The net loss for the year was $18.7 million, or $0.76 per basic share, compared to a net loss of $11.5 million, or $0.58 per basic share, for 2001.

       "We are encouraged by the continued interest in the iMagicTV solution and we are hopeful that additional market trials and commercial rollouts with major global telecommunications companies will occur this year. Nonetheless, last year was a trying time both for our company and the telecommunications industry in general," said Marcel LeBrun, iMagicTV president and chief executive officer. "While the slowdown in capital spending in telecommunications has directly impacted our financial performance during the year, we believe the business case for our solution continues to improve and that our solution remains an attractive opportunity for service providers around the world. We believe we are well poised to benefit from broadband entertainment as service providers move to commercial deployment."
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iMagicTV Reports Fourth Quarter Results
Page 2
April 9, 2002

       "Given the continued uncertainty in the telecommunications market and delays in the commercial deployment of broadband entertainment services in the near term, we remain committed to conserving our cash balance," LeBrun added. "As a result of our cost containment actions, including our restructuring plan in November 2001, our core operating expenses were down 22 percent from the third quarter and 44 percent from the fourth quarter of fiscal 2001. Even though we have significantly reduced our operating costs, our priority on research and development and sales and marketing is unchanged. We continue to focus on the products, services and customers that show the most promise for a move to commercial deployment of digital TV."

About iMagicTV
       iMagicTV (Nasdaq: IMTV and TSE: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

       Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, UK and its Asia Pacific headquarters in Singapore. The Company also has offices located in the United States. For more information, visit www.imagictv.com.
                                               ----------------

Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Information in this release that involves iMagicTV's projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties, including the occurrence and results of future market trials. These statements include statements about iMagicTV's strategies in the marketplace, its market position, its relationship with customers and its expectations regarding future market trials and commercial deployments of its solution. All forward-looking statements included in this release are based upon information available to iMagicTV as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current beliefs and expectations as stated in this release. These and other factors, which are discussed in the Company's filings with the U.S. Securities and Exchange Commission (SEC), are risks associated with our business that may affect our operating results.
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iMagicTV Reports Fourth Quarter Results
Page 3
April 9, 2002
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                                 ImagicTV Inc.
              Condensed Consolidated Statement of Operations
           (In thousands of U.S. dollars, except per share amounts)

                                                             Three months ended                 Twelve months ended
                                                        -----------------------------     -------------------------------
                                                        February 28,     February 28,     February 28,       February 28,
                                                            2002             2001             2002               2001
                                                        ------------     ------------     ------------       ------------

                                                        (unaudited)      (unaudited)
   Revenues:
        License fees                                    $        109     $      1,053     $        631       $      4,770
        Royalty fees                                           1,039            1,075            1,197              1,288
        Services                                                 277            1,098            2,387              1,791
        Equipment                                                  -               43                -              1,150
                                                        ------------     ------------     ------------       ------------
   Total revenues                                              1,425            3,269            4,215              8,999
                                                        ------------     ------------     ------------       ------------

   Cost of revenues:
        Services                                                 304            1,031            2,274              2,248
        Equipment                                                  -               36                -              1,068
                                                        ------------     ------------     ------------       ------------
   Total cost of revenues                                        304            1,067            2,274              3,316
                                                        ------------     ------------     ------------       ------------

   Gross profit                                                1,121            2,202            1,941              5,683
                                                        ------------     ------------     ------------       ------------

   Operating expenses:
        Sales and marketing                                    1,191            2,836            8,510              7,430
        Research and development                               1,191            2,095            6,176              7,221
        General and administrative                               872              841            4,164              2,313
        Depreciation                                             470              376            1,864              1,169
        Stock-based compensation charge (recovery)              (178)             196              276                543
        Restructuring costs                                        -                -            1,162                  -
                                                        ------------     ------------     ------------       ------------
   Total operating expenses                                    3,546            6,344           22,152             18,676
                                                        ------------     ------------     ------------       ------------

   Loss from operations                                       (2,425)          (4,142)         (20,211)           (12,993)
   Interest income, net                                          173              870            1,656              1,133
   Foreign exchange gain (loss), net                             (46)             (32)             (28)               426
                                                        ------------     ------------     ------------       ------------

   Loss before income taxes                                   (2,298)          (3,304)         (18,583)           (11,434)
   Recovery of (provision for) income taxes                       59               11             (121)               (24)
                                                        ------------     ------------     ------------       ------------

Net loss for the period                                 $     (2,239)    $     (3,293)    $    (18,704)      $    (11,458)
                                                        ============     ============     ============       ============

     Basic and diluted net loss per share               $      (0.09)    $      (0.13)    $      (0.76)      $      (0.58)
                                                        ============     ============     ============       ============

Weighted average number of shares used in
     computing basic and diluted net loss
     per share (000s)                                         24,632           24,593           24,606             19,796
                                                        ============     ============     ============       ============

Adjusted net loss:
     Net loss for the period                            $     (2,239)    $     (3,293)    $    (18,704)      $    (11,458)
     Add back of non-cash based charges:
          Stock-based compensation charge (recovery)            (178)             196              276                543
          Depreciation                                           470              376            1,864              1,169
     Add back of non-recurring charges:
          Restructuring costs                                      -                -            1,162                  -
                                                        ------------     ------------     ------------       ------------
Adjusted net loss                                       $     (1,947)    $     (2,721)    $    (15,402)      $     (9,746)
                                                        ============     ============     ============       ============

Adjusted basic and diluted net loss per share           $      (0.08)    $      (0.11)    $      (0.63)      $      (0.49)
                                                        ============     ============     ============       ============

                                    -MORE-
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iMagicTV Reports Fourth Quarter Results
Page 4
April 9, 2002
--------------------------------------------------------------------------------
                                 ImagicTV Inc.
                     Condensed Consolidated Balance Sheet
                        (In thousands of U.S. dollars)

                                                         February 28,      February 28,
                                                             2002              2001
                                                         ------------      ------------
Assets

Current assets:
     Cash and cash equivalents                           $     45,641      $     46,414
     Short-term investments                                       359            14,346
     Accounts receivable, trade                                   448             5,680
     Instalment receivables                                         -               705
     Inventory                                                      -               295
     Prepaid expenses, deposits and other receivables             904             1,436
                                                         ------------      ------------

Total current assets                                           47,352            68,876
                                                         ------------      ------------

Capital assets                                                  2,133             2,970
                                                         ------------      ------------

Total assets                                             $     49,485      $     71,846
                                                         ============      ============


   Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                    $        667      $      1,055
     Accrued liabilities                                        1,083             3,823
     Deferred revenue and customer deposits                       437             1,119
     Current portion of long-term debt                              9                72
                                                         ------------      ------------

Total current liabilities                                       2,196             6,069
                                                         ------------      ------------

Long-term debt                                                  1,496             1,577
                                                         ------------      ------------

Shareholders' equity:
     Authorized:
        Unlimited common shares, no par value
        Unlimited preferred shares, no par value
     Issues and outstanding:
        24,669,336 Common Shares
          (February 28, 2001 - 24,592,624)                     85,698            87,678
     Deferred stock-based compensation                           (393)           (2,670)
     Accumulated deficit                                      (38,986)          (20,282)
     Reporting currency translation adjustments                  (526)             (526)
                                                         ------------      ------------

Total shareholders' equity                                     45,793            64,200
                                                         ------------      ------------

Total liabilities and shareholders' equity               $     49,485      $     71,846
                                                         ============      ============

                                    -MORE-
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iMagicTV Reports Fourth Quarter Results
Page 5
April 9, 2002
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NOTE TO MEDIA, ANALYSTS AND INVESTORS:
Media, analysts and investors are invited to participate in a conference call to review iMagicTV's fiscal 2002 fourth quarter financial results.

Tuesday, April 9, 2002 - 4:30 pm (Eastern Time)

To participate in this conference call, please call the following approximately five minutes before the call (4:25 pm Eastern Time):

                                 913-981-5509

If you experience problems during the call or reaching the number above, please call Kristina Korte at Corporate Communications Inc. at (615) 254-3376.

You can also access the conference call via an audio Web cast by visiting the following link:

http://companyboardroom.com
---------------------------

A replay of the conference call will be available at this web site for a period of 30 days.
A telephonic replay of the conference call will be available for seven days after the call and can be accessed by calling 719-457-0820 and entering the passcode 710783.

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